UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

CAREMARK RX, INC.
(Name of Subject Company (Issuer))
EXPRESS SCRIPTS, INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

141705103
(CUSIP Number of Class of Securities)

Edward Stiften Senior Vice President and Chief Financial Officer Express Scripts, Inc. 13900 Riverport Drive Maryland Heights, Missouri 63043 (314) 770-1666	Thomas M. Boudreau Senior Vice President and General Counsel Express Scripts, Inc. 13900 Riverport Drive Maryland Heights, Missouri 63043 (314) 770-1666
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With Copies to:
Lou R. Kling
Howard L. Ellin
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation*: $   24,880,565,862.78       Amount of Filing Fee**: $   2,662,220.55
*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 446,048,151 shares of Caremark Rx, Inc. common stock (the sum of (x) 426,541,731 shares of Caremark Rx, Inc. common stock outstanding and (y) 20,097,600 shares of Caremark Rx, Inc. common stock issuable upon the exercise of outstanding options and warrants each as of December 14, 2006 (each as reported in the joint proxy statement/prospectus of Caremark Rx, Inc. and CVS contained within the Registration Statement on Form S-4 filed on January 9, 2007), less (z) 591,180 shares of Caremark Rx, Inc. common stock owned by KEW Corp., a wholly-owned subsidiary of Express Scripts, Inc.) and (ii) the average of the high and low sales prices of Caremark Rx, Inc. common stock as reported on the New York Stock Exchange on January 11, 2007 ($55.78).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2007 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $   1,266,201.35      Form or registration no.: Form S-4
Filing Party:   Express Scripts, Inc.   Date Filed:   January 16, 2007
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Express Scripts, Inc., a Delaware corporation (“Express Scripts”) and relates to the third party tender offer by Express Scripts to exchange all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Caremark Rx, Inc., a Delaware corporation (the “Company”) for (i) $29.25 in cash, net to the seller in cash (less applicable withholding taxes and without interest) and (ii) 0.426 shares of Express Scripts common stock, par value $0.01 per share (the “Express Scripts Common Stock”) for each Share, upon the terms and conditions set forth in (1) the Offer to Exchange/Prospectus, dated January 16, 2007 (the “Offer to Exchange”) and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).
     On January 16, 2007, Express Scripts, Inc. filed a registration statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Transmittal, which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.
     All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the section of the Registration Statement titled “Summary of the Offer” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) As described in the Offer to Exchange, the subject company and the issuer of the securities subject to the Offer is Caremark Rx, Inc., a Delaware corporation. Its principal executive office is located at 211 Commerce Street, Suite 800, Nashville, TN 37201 and its telephone number is (615) 743-6600.
     (b) This Schedule TO relates to the Company’s Shares. Based upon information contained in the Registration Statement on Form S-4 filed by CVS Corporation filed with the Securities and Exchange Commission on December 19, 2006, as amended January 9, 2007 (the “CVS S-4”) and the Joint Proxy Statement/Prospectus of the Company and CVS Corporation which forms a part thereof, there were 426,541,731 Shares outstanding as of December 14, 2006. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.
     (c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Express Scripts Common Stock in the principal market in which it is traded set forth in the sections of the Offer to Exchange titled “Comparative Market Price And Dividend Information” and is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
     (a), (b), (c) The information set forth in the sections of the Offer to Exchange titled “Summary of the Offer—The Companies—Express Scripts” and “The Companies—Express Scripts,” and Schedule I to the Offer to Exchange, is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a)(1)(i) The information set forth in the sections of the Offer to Exchange titled “Summary of the Offer” and “The Exchange Offer” is incorporated herein by reference.
     (a)(1)(ii) The information set forth in the sections of the Offer to Exchange titled “Summary of the Offer,” “The Exchange Offer,” “The Exchange Offer – Acceptance for Exchange, and Exchange, of Caremark Shares; Delivery of Express Scripts Common Stock and Cash” and “The Exchange Offer – Cash Instead of Fractional Shares of Express Scripts Common Stock” is incorporated herein by reference.
     (a)(1)(iii) The information set forth in the sections of the Offer to Exchange titled “Summary of the Offer – Expiration Date of the Offer” and “The Exchange Offer – Expiration Date of the Offer” is incorporated herein by reference.
     (a)(1)(iv) The information set forth in the sections of the Offer to Exchange titled “Summary of the Offer,” “The Exchange Offer – Extension, Termination and Amendment” and “The Exchange Offer – Withdrawal Rights” is incorporated herein by reference.

     (a)(1)(v) The information set forth in the section of the Offer to Exchange titled “Summary of the Offer – Extension, Termination and Amendment” and “The Exchange Offer – Extension, Termination and Amendment” is incorporated herein by reference.
     (a)(1)(vi) The information set forth in the section of the Offer to Exchange titled “Summary of the Offer – Withdrawal Rights” and “The Exchange Offer – Withdrawal Rights” is incorporated herein by reference.
     (a)(1)(vii) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer – Acceptance for Exchange, and Exchange, of Caremark Shares; Delivery of Express Scripts Common Stock and Cash” and “The Exchange Offer – Withdrawal Rights” is incorporated herein by reference.
     (a)(1)(viii) The information set forth in the sections of the Offer to Exchange titled “The Exchange Offer – Acceptance for Exchange, and Exchange, of Caremark Shares; Delivery of Express Scripts Common Stock and Cash” is incorporated herein by reference.
     (a)(1)(ix) Not applicable.
     (a)(1)(x) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer – Effect of the Offer on the Market for Shares of Caremark Common Stock; New York Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “Description of Express Scripts’ Capital Stock” and “Comparison of Stockholders’ Rights” is incorporated herein by reference.
     (a)(1)(xi) The information set forth in the section of the Offer to Exchange titled “Summary of the Offer – Accounting Treatment” and “The Exchange Offer – Accounting Treatment” is incorporated herein by reference.
     (a)(1)(xii) The information set forth in the section of the Offer to Exchange titled “Summary of the Offer – Material Federal Income Tax Consequences” and “The Exchange Offer – Material Federal Income Tax Consequences” is incorporated herein by reference.
     (a)(2) Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (a), (b) The information set forth in the sections of the Offer to Exchange titled “Background and Reasons for the Offer” and “The Exchange Offer—Certain Relationships With Caremark and Interests of Express Scripts in the Offer” is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a), (c)(1), (3-7) The information set forth in the sections of the Offer to Exchange titled “Summary of the Offer—Reasons for the Offer,” “The Exchange Offer—Ownership of Express Scripts After the Offer,” “The Exchange Offer—Purpose and Structure of the Offer,” “The Exchange Offer—Plans for Caremark” and “The Exchange Offer—Effect of the Offer on the Market for Shares of Caremark Common Stock; New York Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.
     (c)(2) None.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a), (b), (d) The information set forth in the sections of the Offer to Exchange titled “Summary of the Offer—Financing of the Offer” and “The Exchange Offer—Source and Amount of Funds” is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth in the section of the Registration Statement titled “The Offer to Exchange—Certain Relationships With Caremark and Interests of Express Scripts in the Offer” and Schedule II of the Registration Statement is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the section of the Registration Statement titled “ The Offer to Exchange—Fees and Expenses” of the Registration Statement is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
     (a), (b) The information set forth in the sections of the Registration Statement titled “Selected Historical Consolidated Financial Data For Express Scripts,” “Selected Historical Consolidated Financial Data For Caremark,” “Selected Unaudited Pro Forma Combined Financial Data” and “Historical And Pro Forma Per Share Data” of the Registration Statement is incorporated herein by reference.
ITEM 11. ADDITIONAL INFORMATION.
     (a)(1) The information set forth in the sections of the Registration Statement titled “Background and Reasons for the Offer” and “The Exchange Offer—Certain Relationships With Caremark and Interests of Express Scripts in the Offer” of the Registration Statement is incorporated herein by reference.
     (a)(2), (3) The information set forth in the sections of the Registration Statement titled “Summary of the Offer—Regulatory Approval and Status” and “The Exchange Offer—Certain Legal Matters; Regulatory Approvals” of the Registration Statement is incorporated herein by reference.
     (a)(4) The information set forth in the sections of the Registration Statement titled “The Exchange Offer—Effect of the Offer on the Market for Shares of Caremark Common Stock; New York Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”
     (a)(5) The information set forth in the sections of the Registration Statement titled “Summary of the Offer—Regulatory Approval and Status” and “The Exchange Offer—Certain Legal Matters; Regulatory Approvals” of the Registration Statement is incorporated herein by reference.
     (b) The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.
ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Exchange*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(b)	Commitment Letter, dated December 18, 2006, from Credit Suisse, Credit Suisse Securities (USA) LLC, Citicorp North America, Inc. and Citigroup Global Markets Inc.
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*	Incorporated by Reference to the Express Scripts Registration Statement on Form S-4 filed on January 16, 2007.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EXPRESS SCRIPTS, INC.
By:	/s/ George Paz
	Name:	George Paz
	Title:	President, Chief Executive Officer and Chairman of the Board

Date: January 16, 2007

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)	Offer to Exchange*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(b)	Commitment Letter, dated December 18, 2006, from Credit Suisse, Credit Suisse Securities (USA) LLC, Citicorp North America, Inc. and Citigroup Global Markets Inc.
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*	Incorporated by Reference to the Express Scripts Registration Statement on Form S-4 filed on January 16, 2007.